UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rohm and Haas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775371-10-7 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 775371-10-7	13G	Page 2 of 5 Pages

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Phoebe W. Haas Income Trust dated December 21, 1945 (previously filed as the Otto Haas Income Trust dated December 21, 1945)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 26,908,736 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 26,908,736 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,908,736
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.97%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 775371-10-7	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Rohm and Haas Company (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

100 Independence Mall West, Philadelphia, Pennsylvania 19106

Item 2	(a).	Name of Person Filing:

Phoebe W. Haas Income Trust dated December 21, 1945. The original Schedule 13G incorrectly identified the person making this filing as the Otto Haas Income Trust dated December 21, 1945.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Residence: c/o John C. Haas, Trustee Two Logan Square 11th Floor Philadelphia, PA 19103

Item 2	(c).	Citizenship:

N/A

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

775371-10-7

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 775371-10-7	13G	Page 4 of 5 Pages

Item 4.	Ownership.[1]

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

26,908,736

(b) Percent of class:

11.97%, based upon 224,842,448 shares of common stock outstanding as of October 22, 2004 as reported in the Company’s Form 10-Q for the third quarter of 2004.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

26,908,736

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

26,908,736

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The beneficiaries of the Phoebe W. Haas Income Trust dated December 21, 1945 collectively have the right to receive dividends from, or proceeds from the sale of, these shares of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Does not include 36,744,492 shares owned by five other trusts (collectively with the reporting person, the “Haas Family Trusts”) and 1,380,918.9794 shares reported as beneficially owned by the trustees of the reporting person who are members of the Haas family. Based on reports filed by members of the Haas family and certain other Haas Family Trusts, the Haas Family Trusts and the trustees of the reporting person collectively beneficially own 65,034,146.9794 shares of common stock of the Company. The reporting person currently has several trustees in common with the other Haas Family Trusts, including John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas. John C. Haas is a retired officer and director of the Company. John O. Haas, William D. Haas and Thomas W. Haas are nephews of John C. Haas. Thomas W. Haas is a director of the Company. The reporting person undertakes no obligation to amend this Schedule 13G if information regarding the other Haas Family Trusts should change in the future and disclaims beneficial ownership of the shares owned by the other Haas Family Trusts and certain Haas family members.

CUSIP No. 775371-10-7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2005

PHOEBE W. HAAS INCOME TRUST DATED DECEMBER 21, 1945

By:	/s/ John C. Haas
Name:	John C. Haas, Trustee